Finisar Corporation
1389 Moffett Park Drive, Sunnyvale, California 94089

February 19, 2014
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Finisar Corporation
Form 10-K for the Fiscal Year Ended April 28, 2013
Filed June 24, 2013
Form 10-Q for the Quarterly Period Ended October 27, 2013
Filed December 5, 2013
File No. 000-27999
Dear Mr. Cascio:
This letter will respond to your letter dated February 6, 2014 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended April 28, 2013 and our quarterly report on Form 10-Q for the quarter ended October 27, 2013. For convenience, the Staff's comments are set forth below, followed by our response.
* * * * *
Form 10-K for the fiscal year ended April 28, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impairment of Long-Lived Assets, page 31

1.
We see that you recorded charges of $20.7 million for the impairment of certain long-lived assets, and you disclose that this was due to the projected cash flows not supporting the carrying values of these assets. Please tell us about the specific circumstances that resulted in the impairment and explain the nature of the underlying changes that occurred to the related assets. In future filings provide more specific disclosure of the reason for material impairments.

Response:
Of the $20.7 million total impairment charges recorded in fiscal 2013, $14.8 million was due to the projected cash flows not supporting the carrying value of certain long-lived assets. These assets related to our subsidiary involved in the manufacture of passive optical components, specifically, optical splitters. During fiscal 2013, existing splitter manufacturers added substantial manufacturing capacity. At the same time, new low-cost, China-based manufacturers entered the splitter market in an effort to address previously growing domestic demand for optical splitter components. The combination of these two developments more than doubled the global supply of optical splitter components. At the same time, a general softening of the Chinese economy resulted in a slowdown in demand for splitters, especially in the Chinese end market, which had been the main driver of growth in the prior periods. As a result, the splitter industry sector experienced a sharp decline in market prices and revenues, conditions of which industry analysts at the time believed would not abate in the foreseeable future and would result in continued price erosion. Accordingly, management believed that these circumstances indicated that carrying values of our optical splitter subsidiary’s long-lived assets, including manufacturing equipment and acquired intangible assets, may not be recoverable. Therefore, we performed an impairment analysis that resulted in the write-down of these long-lived assets to their estimated fair value. As previously disclosed on the page 31 of the 10-K, the remaining $5.9 million of impairment charges related to the adjustment of the carrying value of certain purchased intangible assets to their estimated fair values based on their expected sale in the future. In future filings we will provide more specific disclosures of the reasons for material impairments.

Gross Profit, page 31

2.
We see that you recorded significant charges for obsolete and excess inventory in fiscal 2013 and 2012 of $31.1 million and $23.9 million, respectively. We also note that you sold inventory that was written-off in previous periods resulting in a benefit of $21.1 million and $13.3 million in these fiscal years. While we note your discussion on page 48, the underlying reasons for the significant impairment each period and the subsequent sale of the related products is unclear. Please revise future filings to disclose the underlying reasons for the significant charges each year and explain the nature of the subsequent sales of obsolete and excess inventory.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.
Form 10-Q for the Quarterly Period Ended October 27, 2013
Financial Statements
Note 14. Pending Litigation, page 14

3.
We see that you recognized the recovery of previously incurred direct costs related to the stock option litigation of $12.75 million as an offset to general and administrative expenses in the first quarter of fiscal 2014. Please tell us whether you have received the $12.75 million from your insurance carrier.

Response:
We have received $12.5 million from our insurance carriers and $250,000 from certain individual defendants.
* * * * *
In connection with our response to the Staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact the undersigned.
Very truly yours,

/s/ Kurt Adzema
Kurt Adzema
Executive Vice President and Chief Financial Officer

cc:	Jerry S. Rawls, Chairman of the Board, Finisar Corporation
Eitan Gertel, Chief Executive Officer, Finisar Corporation
Roger C. Ferguson, Chairman, Audit Committee
David J. Price, Ernst & Young LLP
Christopher E. Brown, Executive Vice President and
General Counsel, Finisar Corporation
Dennis C. Sullivan, DLA Piper LLP (US)